Exhibit 99.26

INFORMATION CIRCULAR

(As at October 15, 2025 except as indicated)

Santacruz Silver Mining Ltd. (the “Company”) is providing this management information circular (the “Information Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the annual general and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held on November 25, 2025 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation. All amounts referred to as $ or dollars means United States currency, unless otherwise indicated.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting By Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company (“Shares”) represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the notice of meeting accompanying this Information Circular (the “Notice of Meeting”) in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M4J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only Shareholders whose names appear on the records of the Company as the registered holders of Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited and in the United Stated, under the name Cede & Co., as nominee for the Depository Trust Company (which acts as a brokerage depository for many U.S. firms and custodial banks) (a “Nominee”). If you purchased your Shares through a broker, you are likely a Non-Registered Shareholder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of voting instruction or proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Shares are voted at the Meeting.

If you, as a Non-Registered Shareholder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Non-Registered Shareholders who have not objected to their Nominee disclosing certain ownership information about themselves to the Company are referred to as “non-objecting beneficial owners” (“NOBOs”). Those Non-Registered Shareholders who have objected to their Nominee disclosing ownership information about themselves to the Company are referred to as “objecting beneficial owners” (“OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators, the Company has elected to send the Meeting materials directly to NOBOs.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

The Company will pay for Nominees to deliver the Meeting materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to OBOs.

The Company is not sending the Meeting materials to Shareholders using “notice-and-access”, as defined under NI 54-101.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a Shareholder, his attorney authorized in writing or, if the Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

Voting Securities and Principal Holders Thereof

The Company is authorized to issue an unlimited number of common shares without par value, of which 365,384,489 Shares are issued and outstanding as of October 15, 2025. Persons who are registered Shareholders at the close of business on October 15, 2025 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all Shares of the Company.

Election of Directors

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

The Company has an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and a Health, Safety and Environment Committee. Members of these committees are set out below.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation, Business or Employment and, if not a Previously Elected Director, Occupation, Business or Employment During the Past 5 Years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(7)
Arturo Préstamo Elizondo (3) Monterrey, Nuevo Leon, Mexico Chief Executive Officer, Executive Chairman and a Director	Chief Executive Officer from May 2024 to present; Interim CEO from August 2023 to May 2024; Executive Chairman from May 2020 to present; Interim CFO of the Company from July 2020 to January 2023. President and CEO of the Company from April 2012 to May 2020.	Director since April 12, 2012	18,004,619
Federico Villaseñor (1)(2)(4) Guanajuato, Guanajuato, Mexico Director	Director of Business Development for Goldcorp Mexico, a subsidiary of Goldcorp Inc. from February 2007 to February 2014. Following retirement in 2014, Federico has continued to act as a consultant for various mining companies.	Director since April 8, 2014	1,713,334
Roland Löhner (3) Panama, Panama Director

Roland Lohner retired in 2014 from The Boston Consulting Group as a Senior Partner and Managing Director after 20 years with the firm. He was responsible for the Mexican practice for more than a decade before leading the Latin America region for five years.

His work spanned many countries and industries, with a special focus on matters relating to strategic direction, organizational alignment and corporate governance. Over the last decade he has build a portfolio of direct investments in alternative asset classes and geographies that include forestry in Argentina , renewable energy in Mexico and manufactured housing communities in USA. In addition to Santacruz Silver, he serves on private boards and dedicates time to community and pro-bono activities. He holds an engineering degree from the Universidad de Buenos Aires and a MBA from INSEAD.

		Director since February 24, 2015	1,029,704
Larry Okada (1)(2)(3)(4) Burnaby, British Columbia, Canada Director	Business consultant. Former Chief Financial Officer of Africo Resources Ltd. from January 2010 to July 2017.	Director since April 28, 2015	3,307,667 (5)
Barry Girling (1)(2)(4) Vancouver, British Columbia, Canada Director	President of RJG Capital Corporation, a private company providing administrative, financial and regulatory/shareholder services to junior public companies since 1993.	Director since October 17, 2018	1,425,400 (6)

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Health, Safety and Environment Committee.
(5)	Of these shares, 1,654,333 of these shares are held indirectly in the name of Larry M Okada Inc., a private company wholly-owned by Larry Okada.
(6)	Of these shares, 280,000 are held indirectly in the name of RJG Capital Corporation., a private company wholly-owned by Barry Girling.
(7)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 15, 2025, based upon information furnished to the Company by individual directors.

Corporate Cease Trade Orders or Bankruptcies

Except as set forth below, no proposed director:

(a)	is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company) that:

(i)	was subject, while the director was acting in the capacity as director, CEO or CFO of such company, to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the director was acting in the capacity as director, CEO or CFO of such company; or

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The Company was subject to a management cease trade order issued by the British Columbia Securities Commission and Ontario Securities Commission on June 2, 2025 for failure to file interim financial statements and management’s discussion and analysis for the period ended March 31, 2025. The cease trade order was revoked on June 12, 2025 by the British Columbia Securities Commission and Ontario Securities Commission. Arturo Préstamo Elizondo served as Executive Chairman, Chief Executive Officer and a director of the Company, and Federico Villaseñor, Roland Löhner, Larry Okada, and Barry Girling served as directors of the Company while the cease trade order was in place.

The Company was subject to a management cease trade order issued by the British Columbia Securities Commission and Ontario Securities Commission on May 1, 2025 for failure to file annual audited financial statements, annual management’s discussion and analysis and certification of annual filings for the year ended December 31, 2024. The cease trade order was revoked on May 29, 2025 by the British Columbia Securities Commission and Ontario Securities Commission. Arturo Préstamo Elizondo served as Executive Chairman, Chief Executive Officer and a director of the Company, and Federico Villaseñor, Roland Löhner, Larry Okada, and Barry Girling served as directors of the Company while the cease trade order was in place.

The Company was subject to a cease trade order issued by the British Columbia Securities Commission and Ontario Securities Commission on May 8, 2023 for failure to file annual audited financial statements, annual management’s discussion and analysis and certification of annual filings for the year ended December 31, 2022. The cease trade order was revoked on June 9, 2023 by the British Columbia Securities Commission and Ontario Securities Commission. Arturo Préstamo Elizondo served as Executive Chairman and a director of the Company, and Federico Villaseñor, Roland Löhner, Larry Okada, and Barry Girling served as directors of the Company while the cease trade order was in place.

Mr. Barry Girling was a director of Zinc One Resources Inc. (“Zinc One”), a company listed on the TSX Venture Exchange (the “TSXV”). On September 16, 2020, while Mr. Girling was a director of Zinc One, the British Columbia Securities Commission issued a cease trade order against Zinc One for failure to file its annual audited financial statements and related management discussion and analysis for the year ended February 29, 2020. The annual filings were made and the cease trade order was revoked on December 15, 2020.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Larry M. Okada	Neo Battery Materials Ltd.(1)
Federico Villaseñor	Starcore International Mines Ltd.(1)
W. Barry Girling	Highcliff Metals Corp.(1) Silver One Resources Inc.(1)

(1)	Listed on the TSXV

Executive Compensation

Compensation Discussion and Analysis

Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for performance philosophy. This philosophy is linked to the Company’s business strategy which includes increasing stakeholder value. In addition, the compensation programs aim for simplicity and responsiveness to market changes.

The following executive compensation principles guide the Company’s overall compensation:

●	Compensation levels should be sufficiently competitive to facilitate recruitment and retention of experienced high-caliber executives in the competitive mining industry, while being fair and reasonable to Shareholders.

●	The compensation program should align executives’ long-term financial interests with those of the Shareholders by providing equity-based incentives; and

●	Compensation should be transparent so that both executives and Shareholders understand the executive compensation program.

Compensation Committee

The Compensation Committee of the board of directors of the Company (the “Board”) is responsible for ensuring that the Company has appropriate policies, plans and programs for executive compensation and for reviewing and making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Company’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors and granting awards to the directors, officers, employees and consultants of the Company pursuant to the Company’s Omnibus Equity Incentive Plan (the “Omnibus Incentive Plan”).

As at December 31, 2024, the Compensation Committee was comprised of Federico Villaseñor, Barry Girling and Larry Okada. Federico Villaseñor, Barry Girling and Larry Okada are all considered independent as that term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Each of these members has extensive experience in executive compensation through their current and previous roles as directors and/or officers of companies in the mining industry. The members have the following skills and experience that enabled them to make decisions on the suitability of the Company’s compensation policies and practices.

●	Federico Villaseñor – Mr. Villaseñor has been involved with publicly traded mining and mineral exploration companies and has gained significant experience in the management of executive compensation and human resources.

●	Barry Girling - Barry Girling is currently an independent business consultant. He obtained a Bachelor of Commerce, Finance from the University of British Columbia in 1990. Mr. Girling has provided consulting services to a number of public companies for over 25 years as well as being a director or officer of many client companies. Through his work experience, Mr. Girling has interacted with senior management of multiple companies where he has gained an understanding of appropriate executive compensation in public companies.

●	Larry Okada - Mr. Okada is a CA/CPA in Canada and the United States and has 33 years experience in public practice initially as a partner is his own firm and subsequently as a partner with PricewaterhouseCoopers LLP. Currently he is a director of two additional public companies and two charities. He has gained significant knowledge with respect to senior management compensation matters in public companies as a result of this broad range of experience.

The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. The Board believes that the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Compensation Consultants

The Compensation Committee is authorized to engage external compensation advisors to assist the Compensation Committee in performing its mandated responsibilities.

Elements of Executive Compensation

Compensation is comprised of a negotiated salary, with bonuses and awards potentially being paid and issued as incentive for performance.

Salary

The Company’s view is that a competitive salary is a necessary element for attracting and retaining qualified executive officers. The Company also believes that attractive salaries can motivate and reward executives for their overall performance. The amount payable to a named executive officer may be based on several factors, including experience, past performance, anticipated future contributions and comparisons to salaries offered by other comparable companies. The Company reviews salaries at least once per year to ensure they remain at appropriate levels.

Amounts paid to an executive officer as base salary, including merit salary increases, are determined by reference to the individual’s performance and salaries prevailing in the marketplace for comparable positions. The base salary of each executive officer is reviewed as required. Salary adjustments take into consideration the general level of salaries in the marketplace for comparable positions, the performance of the executive and the Company’s performance.

Other Benefits

NEOs (as defined below) are eligible to participate in employee benefit programs and plans that are generally available to all full-time employees (subject to fulfilling certain eligibility requirements). These include extended health and dental plans. In designing these benefits, the Company seeks to provide an overall level and mix of benefits that is competitive to those offered by other comparable companies.

Certain perquisites are also made available to NEOs. These may include payment of professional dues and further health benefits. The Company considers these other benefits a necessary element of a competitive executive compensation package in the industry as these types of perquisites are common among executives in the Company’s industry.

Security based Awards

The Compensation Committee recognizes that the Company operates in a competitive environment and that its performance depends on the quality of its employees. The Company’s Omnibus Incentive Plan has been and will be used to provide awards which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of awards to be granted to the executive officers, the Compensation Committee takes into account the number of awards, if any, previously granted to each executive officer, and the exercise price of any outstanding awards, if applicable, to ensure that such grants are in accordance with the policies of the TSXV, and closely align the interests of the executive officers with the interests of Shareholders.

Risk Considerations

The Compensation Committee considers the implications of the risk associated with the Company’s compensation policies and practices when determining rewards for its officers and directors. The Compensation Committee reviews at least once annually the risks, if any, associated with the Company’s compensation policies and practices at such time.

Executive compensation is comprised of both short-term compensation in the form of a base salary and an incentive cash bonus plan, and long-term ownership through the grant of awards. This structure ensures that a significant portion of executive compensation (awards) is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value.

The Compensation Committee also has the ability to set out vesting periods in each award agreement. As the benefits of such compensation, if any, are not realized by officers and directors until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the Shareholders is extremely limited. Furthermore, all elements of executive compensation are discretionary. As a result, it is unlikely an officer would take inappropriate or excessive risks at the expense of the Company or the Shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions.

Due to the size of the Company and its current management group, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging of Economic Risks in the Company’s Securities

Under the Company’s compensation policies, directors and officers may not take any derivative or speculative positions in the Company’s securities. This is to prevent the purchase of financial instruments that are designed to hedge or offset any decrease in the market value of the Company’s securities.

Summary Compensation Table

The following information is provided pursuant to National Instrument Form 51-102F6V – Statement of Executive Compensation – Venture Issuers.

When used in this Information Circular, a “Named Executive Officer” or “NEO” means each of the following individuals:

(a)	the CEO;

(b)	the CFO;

(c)	the most highly compensated executive officer of the Company other than the individuals identified in paragraphs (a) and (b) above, at December 31, 2024, whose total compensation was more than C$150,000 for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) above, but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at December 31, 2024,

(collectively, the “Named Executive Officers” or “NEOs”).

For the financial year ending December 31, 2024, the Company had the following Named Executive Officers: Gregg Orr, former CFO and former Corporate Secretary; Arturo Préstamo Elizondo, Executive Chairman and CEO; Andres Bedregal, Interim CFO (subsequently appointed as CFO in June 2025); and Eduardo Torrecillas, Executive President Bolivia (subsequently appointed as COO in March 2025).

This Information Circular contains references to United States dollars and Canadian dollars. References in this Information Circular to “$” are to United States dollars and references to “C$” or “CAD$” are to Canadian dollars.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth a summary of all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or a subsidiary of the Company, to each Named Executive Officer and director of the Company, in any capacity, for services provided and for services to be provided, directly or indirectly, to the Company or a subsidiary of the Company, for the two most recently completed financial years, excluding compensation securities. Compensation securities are disclosed under the heading “Stock Options and Other Compensation Securities” below.

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all Other Compensation ($)	Total Compensation ($)
Arturo Préstamo Elizondo CEO, Executive Chairman and Director (1)	2024 2023	$369,720 $347,691	$200,000 N/A	N/A N/A	$3,991 (11) $29,048(11)	N/A N/A	$573,711 $376,739
Carlos Alberto Silva Ramos Former CEO and former Director (2)	2024 2023	N/A $320,384	N/A N/A	N/A N/A	N/A $80,749(12)	N/A N/A	N/A $401,133
Andres Bedregal CFO, Interim CFO and VP Finance Bolivia(3)	2024 2023	$358,033 N/A	$317,856 N/A	N/A N/A	$12,848(13) N/A	N/A N/A	$688,737 N/A
Gregg Orr Former CFO and former Corporate Secretary(4)(14)	2024 2023	$242,820 $351,293	$280,333 N/A	N/A N/A	N/A N/A	N/A N/A	$520,153 $351,293
Grant Tanaka Consultant providing CFO services (5) (14)	2024 2023	N/A $24,861	N/A N/A	N/A N/A	N/A N/A	N/A $152,745	N/A $177,606
Eduardo Torrecillas COO and Executive President Bolivia(6)	2024 2023	$462,965 $348,140	$440,035 $339,992	N/A N/A	$10,349(13) $8,967(13)	N/A N/A	$913,349 $697,099
Barry Girling Director (7)(14)	2024 2023	$43,072 $26,969	N/A N/A	N/A N/A	N/A N/A	N/A N/A	$43,072 $26,969
Roland Löhner Director(8) (14)	2024 2023	$37,232 $19,115	N/A N/A	N/A N/A	N/A N/A	N/A N/A	$37,232 $19,115
Larry Okada Director (9) (14)	2024 2023	$45,262 $28,895	N/A N/A	N/A N/A	N/A N/A	N/A N/A	$45,262 $28,895
Federico Villaseñor Director(10)(14)	2024 2023	$40,152 $23,857	N/A N/A	N/A N/A	N/A N/A	N/A N/A	$40,152 $23,857

(1)	Mr. Arturo Préstamo Elizondo was appointed as Executive Chairman on May 11, 2020. Mr. Préstamo Elizondo was appointed as Interim CFO between July 15, 2020 and January 9, 2023. Mr. Préstamo Elizondo acted as Interim CEO between August 10, 2023 and September 16, 2024 and then was appointed as CEO effective September 16, 2024. Mr. Préstamo Elizondo also serves as a director of the Company. Mr. Préstamo Elizondo received nil compensation in 2023 and 2024 for his services as a director of the Company.

(2)	Mr. Silva Ramos resigned his positions with the Company on August 10, 2023. Mr. Silva Ramos received nil compensation in 2023 for his services as a director of the Company.
(3)	Mr. Bedregal was appointed Vice President of Finance – Bolivia June 1, 2022. He was appointed as Interim CFO effective October 15, 2024 and was appointed CFO effective June 16, 2025. The amounts included in the table show the annual compensation earned as Interim CFO and CFO.
(4)	Mr. Orr was appointed as CFO and Corporate Secretary of the Company effective January 9, 2023 and resigned from both positions effective October 15, 2024.
(5)	Mr. Tanaka was hired to perform CFO services on August 15, 2021 and ceased performing CFO services for the Company on January 30, 2023.
(6)	Mr. Torrecillas was appointed as Executive President - Bolivia on June 1, 2022 and was appointed as Chief Operating Officer effective March 3, 2025.
(7)	Mr. Barry Girling was appointed as a director of the Company effective October 17, 2018.
(8)	Mr. Roland Löhner was appointed as a director of the Company effective February 24, 2015.
(9)	Mr. Larry Okada was appointed as a director of the Company effective April 28, 2015.
(10)	Mr. Federico Villaseñor was appointed as a director of the Company effective April 8, 2014.
(11)	The value of perquisites paid to Mr. Arturo Préstamo Elizondo consisted of vehicle related expenses.
(12)	The value of the perquisites paid to Mr. Carlos Alberto Silva Ramos consisted of $56,964 in personal insurance, and $23,785 in vehicle related expenses.
(13)	The value of the perquisites paid to Mr. Bedregal and Mr. Torrecillas consisted of personal insurance policies provided by the Company.
(14)	Compensation was paid to this individual in Canadian dollars, the amount included in this table has been converted into United States dollars based on the 2023 and 2024 average United States dollar exchange rate of 1.3497 and 1.3698, respectively.

Director Compensation

Effective July 1, 2024 compensation for directors has been established as follows:

(a)	an annual cash fee of C$75,000, paid in quarterly installments, to each director of the Company;

(b)	an additional cash fee of C$9,000, paid in quarterly installments, for the Chair of the Audit Committee; and

(c)	an additional cash fee of C$7,500, paid in quarterly installments, for the Chair of the Compensation Committee.

External Management Companies

None of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.

Stock Options and Other Compensation Securities

The following table provides a summary of all compensation securities granted or issued by the Company or one of its subsidiaries to each NEO and director of the Company in the financial year ended December 31, 2024, for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

COMPENSATION SECURITIES
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities (#)	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Securities or Underlying Security on Date of Grant(2) ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date
Arturo Préstamo Elizondo(1) CEO, Executive Chairman and Director	PSUs RSUs	1,000,000 (12) 750,000 (9)	Aug 1, 2024 Aug 1, 2024	N/A N/A	C$0.345 C$0.345	C$0.275 C$0.275	N/A N/A
Andres Bedregal(2) CFO, Interim CFO and VP Finance Bolivia	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Gregg Orr(3) Former CFO and former Corporate Secretary	PSUs Options	250,000 (12) 500,000 (10)	Aug 1, 2024 Aug 1, 2024	N/A C$0.40	C$0.345 C$0.345	C$0.275 C$0.275	N/A Aug 1, 2029
Eduardo Torrecillas(4) COO and Executive President Bolivia	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Barry Girling(5) Director	DSUs Options	168,750 (11) 337,500 (10)	Aug 1, 2024 Aug 1, 2024	N/A C$0.40	C$0.345 C$0.345	C$0.275 C$0.275	N/A Aug 1, 2029
Roland Löhner(6) Director	DSUs Options	168,750 (11) 337,500 (10)	Aug 1, 2024 Aug 1, 2024	N/A C$0.40	C$0.345 C$0.345	C$0.275 C$0.275	N/A Aug 1, 2029
Larry Okada(7) Director	DSUs Options	168,750 (11) 337,500 (10)	Aug 1, 2024 Aug 1, 2024	N/A C$0.40	C$0.345 C$0.345	C$0.275 C$0.275	N/A Aug 1, 2029
Federico Villaseñor(8) Director	DSUs Options	168,750 (11) 337,500 (10)	Aug 1, 2024 Aug 1, 2024	N/A C$0.40	C$0.345 C$0.345	C$0.275 C$0.275	N/A Aug 1, 2029

(1)	As at December 31, 2024, Mr. Arturo Préstamo Elizondo held 1,800,000 stock options to purchase 1,800,000 common shares, all of which are fully vested. He also held 1,000,000 PSUs which vest in one year after issuance upon meeting performance criteria established by the Board.
(2)	As at December 31, 2024, Mr. Andres Bedregal does not hold any stock options of the Company.
(3)	On October 15, 2024 Mr. Gregg Orr resigned as CFO and Corporate Secretary which cancelled all of the outstanding 1,500,000 stock options to purchase 1,500,000 common shares and also cancelled all of the 250,000 PSUs outstanding. As at December 31, 2024, Mr. Orr held nil options and nil PSUs.
(4)	As at December 31, 2024, Mr. Eduardo Torrecillas held nil stock options.
(5)	As at December 31, 2024, Mr. Barry Girling held 2,737,500 stock options, to purchase 2,737,500 common shares, of which 2,400,000 are fully vested. He also held 168,750 DSUs.
(6)	As at December 31, 2024, Mr. Roland Löhner held 2,337,500 stock options, to purchase 2,337,500 common shares, of which 2,000,000 are fully vested. He also held 168,750 DSUs.
(7)	As at December 31, 2024, Mr. Larry Okada held 2,337,500 stock options to purchase 2,337,500 common shares, of which 2,000,000 are fully vested. He also held 168,750 DSUs.
(8)	As at December 31, 2024, Mr. Federico Villaseñor held 2,337,500 stock options to purchase 2,337,500 common shares, of which 2,000,000 are fully vested.
(9)	1/3 of the RSUs shall vest one year after grant, 1/3 shall vest on March 31, 2026 and 1/3 shall vest on March 31, 2027.
(10)	1/3 of the Options shall vest one year after grant, 1/3 shall vest on March 31, 2026 and 1/3 shall vest on March 31, 2027.
(11)	Deferred share units (DSUs) vest on year after issuance and will be settled within one year of the Termination Date (as defined in the Omnibus Equity Incentive Plan).
(12)	Performance share units (PSUs) vest one year after issuance upon meeting performance criteria established by the Board which compares the performance of the Company’s share price to a group of peer companies.

Exercise of Compensation Securities

Exercise of Compensation Securities by Directors and NEOs
Name and Position	Type of compen-sation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Arturo Préstamo Elizondo CEO, Executive Chairman and Director	Options	900,000	$0.18	August 6, 2024	$0.32	$0.14	$126,000
Barry Girling Director	Options	1,000,000	$0.18	August 6, 2024	$0.32	$0.14	$140,000
Roland Löhner(6) Director	Options	191,680	$0.18	August 6, 2024	$0.32	$0.14	$26,835
Larry Okada(7) Director	Options	1,000,000	$0.18	August 6, 2024	$0.32	$0.14	$140,000
Federico Villaseñor(8) Director	Options	200,000	$.018	August 6, 2024	$0.32	$0.14	$28,000

Stock Option Plan and Other Incentive Plans

On September 16, 2024, the Company’s shareholders reapproved the adoption of the Omnibus Equity Incentive Plan which was approved by the board of directors effective November 13, 2023.

Options granted under the Company’s previous 10% rolling stock option plan prior to November 13, 2023 (the “Stock Option Plan”), remain outstanding and are governed by the Omnibus Incentive Plan.

For information about the material terms of the Company’s Omnibus Incentive Plan, please refer to the heading “Particulars of Other Matters to be Acted Upon – Approval of Omnibus Incentive Plan”.

Employment, Consulting and Management Agreements

Other than described below, there are no agreements or arrangements under which compensation was provided during the financial year ended December 31, 2024 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a Named Executive Officer or director of the Company or performed by any other party but are services typically provided by a Named Executive Officer or director of the Company.

Other than described below, neither the Company, nor its subsidiaries, has a contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change in control.

On January 9, 2023, the Company entered into an employment agreement (the “Employment Agreement”) with Gregg Orr. Pursuant to the Employment Agreement Mr. Orr shall act as Chief Financial Officer and Corporate Secretary of the Company, in exchange Mr. Orr shall receive an annual salary of C$480,000 and a target bonus equal to 80% of Mr. Orr’s annual salary, dependent on meeting certain goals and objectives. The Company may terminate the Employment Agreement without just cause at any time by notice in writing stating the last day of employment (the “Termination Date”), in which case the Company shall be obligated to provide Mr. Orr with the compensation set out below (the “Severance”), as well as payment of earned salary, untaken wages, accrued vacation pay, reimbursement of any expenses and any unpaid bonus (the “Final Wages”). The Severance shall consist of the following: a) payment of six (6) months’ salary should Mr. Orr be terminated within the first six months of employment or 24 months’ salary should Mr. Orr be terminated after the first six months of employment (the “Severance Period”); b) a further payment equal to the then current year target bonus divided by 12, and multiplied by the Severance Period; and c) continuation by the Company at its cost the benefits then in effect for Mr. Orr until the earlier of the end of the Severance Period or Mr. Orr obtaining alternate coverage (of which prompt written notice must be given to the Company). Should the Company undergo a change of control (“COC”) which results in the termination of the Employment Agreement then, on the seventh (7th) business day following the earlier of the last day of the specified notice of resignation or termination and the date Mr. Orr actually ceases supplying services to the Company (the “COC Termination Date”), the Company shall provide Mr. Orr with the compensation set out below (the “COC Severance”). The lump sum portions of the COC Severance shall be payable within seven (7) business days following the COC Termination Date, in addition to Final Wages. The COC Severance shall consist of the following: (a) a lump sum amount equivalent to 24 months’ of Mr. Orr’s annual salary; (b) a further lump sum equal to two times the average annual bonus received by Mr. Orr for the 3 preceding fiscal years but, if 3 such bonuses have not been calculated at the material time, the amount of the current year target bonus shall be used instead of each missing year to arrive at the average annual bonus amount; (c) continuation by the Company at its cost the benefits then in effect for Mr. Orr, until the earlier of the end of the Severance Period or Mr. Orr obtaining alternate coverage (of which prompt written notice must be given to the Company); and (d) notwithstanding any other plan or agreement: (i) all then non-vested options held by Mr. Orr shall vest as of the COC Termination Date; and (ii) Mr. Orr may exercise all such options until the earlier of their expiry date or one year from the COC Termination Date. On October 5, 2024, the Employment Agreement terminated following the resignation of Mr. Orr.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers or directors at, following, or in connection with retirement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding RSUs, PSUs, DSUs and options (a)	Weighted-average exercise price of outstanding RSUs, PSUs, DSUs and options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	16,800,000	$0.46	18,785,554
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	16,800,000	$0.46	18,785,554

(1)	Represents the number of Shares remaining available for future issuance under stock options available for grant as of December 31, 2024 under the Plan. The maximum number of Shares which may be issued pursuant to options granted under the Plan is 10% of the issued and outstanding Shares at the time of grant.

Indebtedness of Directors and Executive Officers

As at the date of this Information Circular there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)	is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(ii)	is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, in relation to a securities purchase program or other program.

Management Contracts

No management functions of the Company or its subsidiaries are performed or, since the start of the company’s most recently completed financial year, have been performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Interest of Informed Persons in Material Transactions

Except as set out herein, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or its subsidiaries.

Appointment of Auditors

On August 21, 2025, Deloitte LLP, Chartered Professional Accountants, resigned as auditors of the Company. On September 1, 2025, the Board, on the recommendation of the Audit Committee, approved the appointment of Davidson & Company LLP as auditors of the Company. A copy of the “reporting package” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) in respect of the change of auditors is attached as Schedule “A” to the Information Circular.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to re-appoint Davidson & Company LLP as auditors of the Company and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends that Shareholders vote for the re-appointment of Davidson & Company LLP, as the Company’s auditors and to authorize the directors of the Company to fix the remuneration to be paid to the auditors.

Audit Committee

The Audit Committee’s Charter

Purpose

The primary function of the Audit Committee (the “Committee”) is to assist the Company’s Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting, and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

(a)	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control systems and review the Company’s financial statements.

(b)	Review and appraise the performance of the Company’s external auditors.

(c)	Provide an open avenue of communication among the Company’s auditors, financial and senior management, and the Board.

Composition of the Audit Committee

The Committee will be comprised of at least three directors as determined by the Board, the majority of whom will not be officers, employees, or control persons of the Company or of an affiliate of the Company.

At least one member of the Committee will have Canadian financial reporting skills and experience with audit engagements for public companies. All members of the Committee will be financially literate. For the purposes of this Audit Committee Charter (the “Charter”), the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee will be elected by the Board from time to time. Unless a chairperson of the Committee (the “Chair”) is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair must have Canadian financial reporting skills and experience with audit engagements for public companies.

Meetings

The Committee will meet at least once per financial quarter, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee will:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)	Review the Company’s financial statements, management’s discussion and analysis and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who will be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, in accordance with any applicable regulatory requirements.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At least annually, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements, and discuss any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	Review the draft financial statements and management’s discussion and analysis with respect to each reporting period and provide a recommendation to the Board with respect to the approval of the financial statements and management’s discussion and analysis.

(b)	Prior to approving the annual financial statements, review the results of management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures as at the date of the Company’s annual financial statements.

(c)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(d)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(e)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(f)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(g)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(h)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(i)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(j)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(k)	Review certification process.

(l)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Larry Okada (1)	Independent (2)	Financially literate (2)
Federico Villaseñor	Independent (2)	Financially literate(2)
Barry Girling	Independent (2)	Financially literate (2)

(1)	Chair of the Audit Committee.

(2)	As defined by NI 52-110.

Relevant Education and Experience

Larry Okada is the Chair of the Audit Committee. Mr. Okada is financially literate and familiar with public company financial statements and the accounting principles used in reading and preparing financial statements. He graduated from the University of British Columbia with a BA after which he articled to become a CPA, CA in Canada followed by a CPA in the United States.

Barry Girling is currently an independent business consultant. He obtained a Bachelor of Commerce, Finance from the University of British Columbia in 1990. Mr. Girling has provided consulting services to a number of public companies for over 25 years as well as being a director or officer of many client companies. Through his education and work experience, Mr. Girling has an understanding of public company financial statements and related disclosure.

Federico Villaseñor holds a B.Sc in Mining and Metallurgy from the University of Guanajuato, a M.S. of Mineral Economics from Columbia University and a Finance Degree from The Instituto Tecnológico Autónomo de Mexico. His career has spanned 40 years in the mining industry and he is financially literate and familiar with public company financial statements and the accounting principles used in reading and preparing financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), an exemption in subsections 6.1.1.1(4), (5) or (6) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Company’s Audit Committee Charter under the heading “Duties and Responsibilities”.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors during the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2024	C$1,544,736	C$19,390	Nil	Nil
December 31, 2023	C$1,441,105	C$16,605	Nil	Nil

(1)	Includes the aggregate fees billed by the issuer’s external auditor in each of the last two fiscal years for audit fees.

(2)	Includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the issuer’s external auditor that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported under “Audit Fees”.

(3)	Includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the issuer’s external auditor for tax compliance, tax advice, and tax planning.

(4)	Includes the aggregate fees billed in each of the last two fiscal years for products and services provided by the issuer’s external auditor, other than the services reported under “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Corporate Governance Disclosure

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company’s Board consists of five (5) directors, four of whom are independent based upon the tests for independence set forth in NI 52-110. Federico Villaseñor, Roland Löhner, Larry Okada and Barry Girling are independent. Arturo Préstamo Elizondo is not independent as he is the CEO and Executive Chairman of the Company.

Management Supervision by Board

The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. The independent directors are also able to meet at any time without any members of management, including the non-independent directors, being present. Further supervision is performed through the Audit Committee (which is composed entirely of independent directors) who meet with the Company’s auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under “Election of Directors” in this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

(1)	information respecting the functioning of the Board, committees and copies of the Company’s corporate governance policies;

(2)	access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

(3)	access to management, technical experts and consultants; and

(4)	a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Board has adopted a Code of Business Conduct and Ethics that is posted on its website at www.santacruzsilver.com and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Corporate Governance and Nomination Committee (the “Nominating Committee”) has responsibility for identifying potential Board candidates. The members of the Nominating Committee are Larry Okada, Roland Löhner, and Arturo Préstamo Elizondo. Larry Okada and Roland Löhner are independent directors of the Company; Arturo Prestamo Elizondo is not an independent director as he is the CEO and Executive Chairman of the Company. The Nominating Committee assesses potential Board candidates to fill perceived needs on the Board for required skill, expertise, independence and other factors. Members of the Board and representatives are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities of the Nominating Committee and gives the Nominating Committee the authority to engage outside experts to assist in identifying potential candidates if considered advisable. A copy of the Nominating Committee’s charter is posted on the Company’s website at www.santacruzsilver.com.

Compensation of Directors and the CEO

The members of the Compensation Committee are Federico Villaseñor, Barry Girling and Larry Okada. Federico Villaseñor, Barry Girling and Larry Okada are all considered independent. The Compensation Committee has responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration and mining industries and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting compensation the Compensation Committee annually reviews the performance of the Company’s CEO and other executive officers in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives. The Board has adopted a written charter that sets forth the responsibilities of the Compensation Committee and gives the Compensation Committee the authority to engage outside experts to assist in identifying potential candidates if considered advisable. A copy of the Compensation Committee’s charter is posted on the Company’s website at www.santacruzsilver.com. For further information regarding how the Company determines compensation for its directors and executive officers, see “Executive Compensation– Compensation Discussion and Analysis”.

Board Committees

In addition to the Audit, Compensation and Nominating Committee, the Company has a Health, Safety and Environment Committee. The members of the Health, Safety and Environment Committee are Federico Villaseñor, Barry Girling and Larry Okada.

The Board had adopted a written mandate that sets forth the responsibilities of the Health, Safety and Environment Committee, which includes overseeing the development and implementation of policies and procedures for ensuring a safe, healthy work environment and sustainable development. The mandate of the Health, Safety and Environment Committee is posted on the Company’s website at www.santacruzsilver.com.

Assessments

Each year, the Board conducts annual self-assessments to determine whether it, the directors, and the committees are performing effectively. The Corporate Governance and Nominating Committee is responsible for seeking comments from all directors and reporting to the Board the collective assessment of the Board’s performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees consider the mandate and committee charter, as the case may be. Assessments of individual directors consider the position description and skills and competencies applicable to that individual. The Board discusses the assessment reports to determine what, if any, action should be taken to improve performance

Particulars of Other Matters to be Acted Upon

Approval of Omnibus Incentive Plan

On December 20, 2023, the Company’s shareholders approved the adoption of the Omnibus Incentive Plan to replace the Stock Option Plan, effective November 13, 2023. The Omnibus Incentive Plan was most recently reapproved by the Company’s shareholders on September 16, 2024.

Subject to the approval of the applicable securities exchange and the Shareholders, it is intended that the Company will reapprove an omnibus equity incentive plan in substantially the form attached as Schedule “B” to this Information Circular. The Omnibus Incentive Plan is being placed before Shareholders at the Meeting for reapproval.

The following is a summary of the key provisions of the Omnibus Incentive Plan and is qualified in all respects by the full text of the Omnibus Incentive Plan. Capitalized terms used in this section and not otherwise defined, have the meanings ascribed thereto in the Omnibus Incentive Plan.

Summary of Omnibus Incentive Plan

The purpose of the Omnibus Incentive Plan is to promote the long-term success of the Company and the creation of shareholder value by: (a) encouraging the attraction and retention of Eligible Persons (as defined below); (b) encouraging such Eligible Persons to focus on critical long-term objectives; and (c) promoting greater alignment of the interests of such Eligible Persons with the interests of the Company, in each case as applicable to the type of Eligible Person to whom an Award is granted.

The Omnibus Incentive Plan shall provide for the award of Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and options to purchase Common Shares (“Options” and together with RSUs, PSUs and DSUs, “Awards”) to Directors, Officers, Employees, Management Company Employees and Consultants (as such terms are defined by the TSXV Policy 4.4) of the Company or a subsidiary of the Company (collectively, “Eligible Persons”), as further described in the following summary. The RSUs, PSUs, DSUs, and Options issuable to any participant under the Omnibus Incentive Plan (a “Participant”), or in the case of Options, any pre-existing stock option plan of the Company, shall be hereinafter referred to as “Incentive Securities”.

All capitalized terms used but not defined in this section have the meaning ascribed thereto in the Omnibus Incentive Plan.

Plan Administration

The Omnibus Incentive Plan shall be administered and interpreted by the Board or, if the Board by resolution so decides, by a committee appointed by the Board. All actions taken and all interpretations and determinations made or approved by the Board in good faith shall be final and conclusive and shall be binding on any Participants of the Omnibus Incentive Plan and the Company, subject to any required approval of the TSXV.

Common Shares Available for Awards

The maximum aggregate number of Common Shares issuable in respect of all Options granted or issued under the Omnibus Incentive Plan and all of the Company’s other previously established or proposed Security Based Compensation plans to which these limitations apply under Exchange policies (collectively, “Security Based Compensation Plans”), at any point in time, shall not exceed ten percent (10%) of the total number of issued and outstanding Common Shares on a non-diluted basis at such point in time. The maximum aggregate number of Common Shares issuable in respect of all Incentive Securities, other than Options, granted or issued under the Omnibus Incentive Plan and all of the Company’s other previously established or proposed Security Based Compensation Plans shall not exceed 35,099,113 Common Shares.

Participation Limits

The Omnibus Incentive Plan provides the following limitations on grants:

(a)	The aggregate number of Common Shares issuable to any one Consultant in any twelve (12) month period in respect of Incentive Securities shall not exceed two percent (2%) of the issued and outstanding Common Shares on a non-diluted basis, calculated at the date an Award is granted to the Consultant.

(b)	The aggregate number of Common Shares issuable to any one person in any twelve (12) month period in respect of Incentive Securities shall not exceed five percent (5%) of the issued and outstanding Common Shares on a non-diluted basis, calculated on the date an Award is granted to the person, unless the Company has obtained the requisite disinterested shareholder approval.

(c)	The aggregate number of Common Shares issuable to all Insiders (as a group) in any twelve (12) month period in respect of Incentive Securities, shall not exceed ten (10%) of the issued and outstanding Common Shares on a non-diluted basis, calculated on the date an Award is granted to a particular Insider, unless the Company has obtained the requisite disinterested shareholder approval.

(d)	Eligible Persons who are Investor Relations Service Providers may only receive Options as Awards under the Omnibus Incentive Plan (if the Common Shares are listed on the TSXV) and the aggregate number of Common Shares issuable to all Investor Relations Service Providers in respect of Incentive Securities in any twelve (12) month period shall not exceed two percent (2%) of the issued and outstanding Common Shares on a non-diluted basis, calculated on the date an Award is granted to the Investor Relations Service Provider.

Eligibility and Participation

Subject to the provisions of the Omnibus Incentive Plan (including, without limitation, restrictions on grants to Investor Relations Service Providers) and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of RSUs, PSUs, DSUs and Options to all categories of Eligible Persons.

General Vesting Requirement

No Award granted or issued under the Omnibus Incentive Plan, other than Options, may vest before the date that is one year following the date it is granted or issued. Notwithstanding this provision, subject to the approval of the TSXV with respect to Awards held by Investor Relations Service Providers, vesting may be accelerated by the Board in its sole discretion for Awards held by a Participant who dies or who ceases to be an Eligible Person under the Omnibus Incentive Plan in connection with a change of control, take-over bid, reverse takeover or other similar transaction as permitted by section 4.6 of the TSXV Policy. All Options granted to Investor Relations Service Providers must vest and become exercisable in stages over a period of not less than twelve (12) months, with no more than one-quarter (1/4) of such Options vesting no sooner than three (3) months after the Options were granted and no more than another one-quarter (1/4) of the Options becoming exercisable in any following three (3) month period.

Description of RSUs

A RSU is an Award that is a bonus for services rendered in the year of grant that, upon settlement, entitles the recipient Participant to receive a number of Common Shares equal to the number of RSUs credited to a Participant on certain vesting dates.

RSUs shall be subject to such restrictions as the Board, in its discretion, may establish or determine in the applicable Award Agreement or at the time an Award is granted. Unless otherwise provided for in an Award Agreement, all RSUs will vest and become payable by the issuance of Common Shares at the end of the restricted period as specified by the Board in the applicable Award Agreement. Unless otherwise determined by the Board, upon the occurrence of a Change of Control, all restrictions upon any RSUs shall lapse immediately and all such RSUs shall become fully vested; provided that no acceleration of vesting of RSUs upon a Change of Control can occur prior to the date that is one year from the date of grant of such RSUs unless the Participant ceases to be an Eligible Person in connection with such Change of Control.

When and if RSUs become payable, the Participant issued such units shall be entitled to receive payment from the Company in settlement of such units of, in the Committee’s discretion, cash or Shares (issued from treasury) of equivalent value (based on the FMV, as defined in the Award Agreement at the time of grant or thereafter by the Committee).

Effect of Termination on RSUs

Except as otherwise set forth in an applicable Award Agreement and subject to the provisions of the Omnibus Incentive Plan, RSUs shall be subject to the following conditions:

(a)	Death: Upon death of a Participant, any RSUs granted to such Participant which, prior to the Participant’s death, had not vested, shall vest immediately. Any RSUs granted to such Participant, which prior to the Participant’s death, had vested, will accrue to the Participant’s estate in accordance with the provisions of the Omnibus Incentive Plan.

(b)	Termination of Employment or Service for Cause: Where a Participant’s employment is terminated by the Company or a subsidiary of the Company for cause, or where a Participant’s consulting agreement is terminated as a result of the Participant’s breach, all RSUs granted to such Participant will be immediately and automatically forfeited and cancelled.

(c)	Termination of Employment or Service without Cause, Voluntary Termination, Retirement or Disability: Where a Participant’s employment is terminated by the Company or a subsidiary of the Company without cause, by voluntary termination, due to retirement or due to disability, or where a Participant’s consulting agreement is terminated for a reason other than the Participant’s breach or due to disability, any RSUs granted to such Participant which, prior to termination, had not vested, will be immediately and automatically forfeited and cancelled. Any RSUs granted to such Participant, which prior to termination, had vested, will accrue to the Participant in accordance with the provisions of the Omnibus Incentive Plan.

(d)	Directorships: Where a Participant ceases to be a Director for any reason, any RSUs granted to such Participant which, prior to cessation, have not vested, will be immediately and automatically forfeited and cancelled. Any RSUs granted to such Participant, which prior to cessation, have vested, will accrue to the Participant in accordance with the provisions of the Omnibus Incentive Plan.

Description of PSUs

A PSU is an Award that is awarded based on the attainment of performance criteria within a certain period, which criteria and period shall be selected, settled and determined by the Board. An Award Agreement may provide the Board with the right during a Performance Period or after it has ended, to revise Performance Goals and Award amounts if unforeseen events occur.

All PSUs will vest and become payable to the extent that the Performance Goals set forth in the Award Agreement are satisfied for a Performance Period, as determined by the Board. Unless otherwise determined by the Board, upon the occurrence of a Change of Control, all PSUs shall become fully vested; provided that no acceleration of vesting of PSUs upon a Change of Control can occur prior to the date that is one year from the date of grant of such PSUs unless the Participant ceases to be an Eligible Person in connection with such Change of Control.

Payment of vested PSUs shall be as determined by the Committee and as set forth in the Award Agreement. Subject to the terms of the Plan, and in the Committee’s discretion, the Company will pay vested PSUs in the form of cash or Shares issued from treasury equal to the value of the vested PSUs at the end of the applicable Performance Period. Any Shares may be issued subject to any restrictions deemed appropriate by the Committee.

Effect of Termination on PSUs

Except as otherwise set forth in an applicable Award Agreement and subject to the provisions of the Omnibus Incentive Plan, PSUs shall be subject to the following conditions:

(a)	Death: Upon death of a Participant, any PSUs granted to such Participant which, prior to the Participant’s death, had not vested, will be immediately and automatically forfeited and cancelled. However, the Board may determine that certain PSUs have vested based on the extent which Performance Goals have been satisfied in that portion of the Performance Period that has lapsed. Any PSUs granted to such Participant, which prior to the Participant’s death, had vested, will accrue to the Participant’s estate in accordance with the provisions of the Omnibus Incentive Plan.

(b)	Termination of Employment or Service for Cause: Where a Participant’s employment is terminated by the Company or a subsidiary of the Company for cause, or where a Participant’s consulting agreement is terminated as a result of the Participant’s breach, all PSUs granted to such Participant will be immediately and automatically forfeited and cancelled.

(c)	Termination of Employment or Service without Cause, Voluntary Termination, Retirement or Disability: Where a Participant’s employment is terminated by the Company or a subsidiary of the Company without cause, by voluntary termination, due to retirement or due to disability, or where a Participant’s consulting agreement is terminated for a reason other than the Participant’s breach or due to disability, any PSUs granted to such Participant which, prior to termination, had not vested, will be immediately and automatically forfeited and cancelled. However, the Board may determine that certain PSUs have vested based on the extent which Performance Goals have been satisfied in that portion of the Performance Period that has lapsed. Any PSUs granted to such Participant, which prior to termination, had vested, will accrue to the Participant in accordance with the provisions of the Omnibus Incentive Plan.

(d)	Directorships: Where a Participant ceases to be a Director for any reason, any PSUs granted to such Participant which, prior to cessation, had not vested, will be immediately and automatically forfeited and cancelled. However, the Board may determine that certain PSUs have vested based on the extent which Performance Goals have been satisfied in that portion of the Performance Period that has lapsed. Any PSUs granted to such Participant, which prior to cessation, had vested, will accrue to the Participant in accordance with the provisions of the Omnibus Incentive Plan.

Description of DSUs

A DSU is an Award that is payable after the effective date that a Participant ceases to be an Eligible Person under the Omnibus Incentive Plan, subject to certain vesting criteria. Unless otherwise determined by the Board, upon the occurrence of a Change of Control, all DSUs shall become fully vested; provided that no acceleration of vesting of DSUs upon a Change of Control can occur prior to the date that is one year from the date of grant of such DSUs unless the Participant ceases to be an Eligible Person in connection with such Change of Control.

The payment of DSUs will occur on the date that is designated by the Participant and communicated to the Company by the Participant in writing at least fifteen (15) days prior to the designated day, or such earlier date as the Participant and Company may agree. If no notice is given by the Participant for a designated day, the DSUs shall be payable on the first anniversary of the date on which the Participant ceases to be an Eligible Person for any reason or any earlier period on which the DSUs vested, as the case may be, at the sole discretion of the Participant.

Election by Directors - DSUs

Under the Omnibus Incentive Plan, Directors may elect to receive directorship fees in the form of DSUs which election must be made within certain timeframes as specified in the Omnibus Incentive Plan. In case of an election by a Director, the number of DSUs to be credited shall be determined by dividing applicable directorship fees with the Market Price on the Grant Date of the DSUs or if more appropriate, another trading range that best represents the period for which the DSUs were earned (subject to minimum pricing requirements under TSXV policies). No fractional DSUs shall be credited to any Director.

Dividend Equivalents

Participants holding RSUs, DSUs and PSUs granted under the Omnibus Equity Incentive Plan may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares or Dividend Equivalents while they are so held in accordance with the Omnibus Equity Incentive Plan and otherwise in such a manner determined by the Committee in its sole discretion. Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement. The Committee may apply any restrictions to the dividends or Dividend Equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or Dividend Equivalents, including cash, Shares and Awards, provided that any Dividend Equivalents paid in the form of additional Awards shall reduce the applicable pool of Shares available for issuance of Awards and will be subject to the limits set forth in the Omnibus Equity Incentive Plan. In the event that the issuance of additional Awards would cause the Company to exceed the limits set forth in Omnibus Equity Incentive Plan, the Company shall pay such dividend or Dividend Equivalent in cash. Further, any additional Awards credited to the Participant’s account in satisfaction of payment of dividends or Dividend Equivalents will vest in proportion to and will be paid under the Plan in the same manner as the Awards to which they relate.

Description of Options

An Option is an Award that gives a Participant the right to purchase one Share at a specified price in accordance with the terms of the Option and the Omnibus Incentive Plan. The exercise price of the Options shall be determined by the Board at the time the Option is granted but in no event shall such exercise price be lower than the discounted Market Price permitted by the TSXV (provided that no such discount will be permitted with respect to Options awarded to U.S. Participants).

The maximum term of any Option shall not exceed ten (10) years and the Board shall determine the vesting, performance and other conditions, if any, that must be satisfied before all or part of an Option may be exercised, subject to any vesting restrictions set out in TSXV Policy 4.4. Unless otherwise determined by the Board, upon the occurrence of a Change of Control, all Options shall become fully vested except for Options held by Investor Relations Service Providers which acceleration is subject to acceptance of the TSXV.

Options will be exercised pursuant to their applicable Award Agreement which exercise shall be contingent upon receipt by the Company of a written notice of exercise set forth in the applicable Award Agreement and of a form of cash payment acceptable to the Company for the full purchase price of the Common Shares to be issued.

The Omnibus Incentive Plan also includes the provision for the payment of the exercise price by way of a “cashless exercise” or “net exercise” whereby Options excluding Options held by Investor Relations Service Providers are exercised without the Participant making any cash payment to the Company (“Net Exercise”) and the Participant receives only the number of Shares that are equal to the quotient calculated by dividing:

(i)	the number of Options being exercised multiplied by the difference between the VWAP (as defined in the policies of the TSXV) of the underlying Shares and the exercise price of the Options; by

(ii)	the VWAP of the underlying Shares.

In the event of Net Exercise, the number of Awards exercised, surrendered or converted, and not the number of Shares actually issued by the Company, must be included in calculating the limits of the Omnibus Equity Incentive Plan.

Effect of Termination on Options

Except as otherwise set forth in an applicable Award Agreement and subject to the provisions of the Omnibus Incentive Plan, Options shall be subject to the following conditions:

(a)	Death: Upon death of a Participant, any Options held by such Participant at the date of death shall be exercisable (by an inheritor or the Participant’s estate) for a period of 120 days after the date of death or prior to the expiration of the Option, whichever is sooner, only to the extent the Participant was entitled to exercise the Option at the date of death of such Participant.

(b)	Termination of Employment or Service for Cause: Where a Participant’s employment is terminated by the Company or a subsidiary of the Company for cause, or where a Participant’s consulting agreement is terminated as a result of the Participant’s breach, no Option shall be exercisable from the date of termination as determined by the Board.

(c)	Termination of Employment or Service without Cause, Voluntary Termination or Retirement: Where a Participant’s employment is terminated by the Company or a subsidiary of the Company without cause, by voluntary termination, due to retirement, or where a Participant’s consulting agreement is terminated for a reason other than the Participant’s breach, any Options held by such Participant at the date of termination shall be exercisable for a period of 90 days after the date of termination determined by the Board or prior to the expiration of the Option, whichever is sooner, only to the extent the Participant was entitled to exercise the Option at the date of termination.

(d)	Disability: Where a Participant’s employment or consulting agreement is terminated by the Company or a subsidiary of the Company due to disability, any Options held by such Participant at the date of termination shall be exercisable for a period of 120 days after the date of termination determined by the Board or prior to the expiration of the Option, whichever is sooner, only to the extent the Participant was entitled to exercise the Option at the date of termination.

(e)	Directorships: Where a Participant ceases to be a Director for any reason, any Options held by such Participant on the Cessation Date shall be exercisable for a period of 90 days (120 days in case of termination due to disability) after the Cessation Date or prior to the expiration of the Option, whichever is sooner, only to the extent the Director was entitled to exercise the Option at the Cessation Date.

Non-Transferability of Awards

No Award and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution. No Award and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company.

Amendment and Termination of the Omnibus Incentive Plan

The Board may at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the Omnibus Incentive Plan and may amend the terms and conditions of any Awards granted thereunder, subject to (a) any required approval of any applicable regulatory authority or TSXV, and (b) any required approval of Shareholders in accordance with the TSXV Policy 4.4 or applicable law. Without limitation, Shareholder approval shall not be required for the following amendments:

(a)	amendments to fix typographical errors;

(b)	amendments to clarify existing provisions of the Omnibus Incentive Plan that do not have the effect of altering the scope, nature and intent of such provisions; and

(c)	amendments that are necessary to comply with applicable law or the requirements of the TSXV.

Amendments to Awards

Subject to compliance with applicable laws and TSXV policies, the Board may make amendments or alterations to Awards, provided that no amendment or alteration shall be made which would impair the rights of any Participant, without such Participant’s consent, provided that no such consent shall be required if the amendment or alteration is: (a) either required or advisable in respect of compliance with any law, regulation or requirement of any accounting standard; or (b) not reasonably likely to significantly diminish the benefits provided under such Award.

The Company will be required to obtain disinterested Shareholder approval in accordance with TSXV Policy 4.4 in respect of any extension or reduction in the exercise price of Options granted to any Participant if the Participant is an Insider at the time of the proposed reduction or extension.

Method for Calculating Prices under the Omnibus Equity Incentive Plan

The Board does not employ a set method or formula for calculating prices of any grants. Instead, the Board undertakes a discretionary assessment to determine pricing that aligns with the Company’s objectives in granting Awards, taking into account recent trading activity and the limitations imposed by TSXV policies.

Omnibus Incentive Plan Resolution

The complete text of the resolution, with or without variation, to be placed before the Meeting authorizing the adoption of the Omnibus Incentive Plan (the “Omnibus Incentive Plan Resolution”) will be substantively as follows:

“BE IT HEREBY RESOLVED as an ordinary resolution of the Company that:

1.	the omnibus equity incentive plan (the “Omnibus Incentive Plan”), substantially in the form attached as Schedule “B” to the management information circular of the Company dated October 15, 2025, is hereby authorized, approved, ratified and confirm, subject to regulatory approval;

2.	the number of Common Shares of the Company made available for issuance pursuant to stock options, in accordance with the terms of the Omnibus Incentive Plan, be and is hereby set not to exceed 10% of the total issued and outstanding Common Shares from time to time;

3.	the maximum aggregate number of Common Shares capable of being issued pursuant to restricted share units, performance share units and deferred share units under the Omnibus Incentive Plan shall not exceed 36,538,844;

4.	any director or officer be and is hereby authorized to make any and all additions, deletions and modifications to the Omnibus Incentive Plan as may be necessary or advisable to give effect to this ordinary resolution or as may be required by applicable regulatory authorities including any stock exchange on which the Common Shares are or will be listed; and

5.	any director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this resolution; and notwithstanding approval of the shareholders of the Company as herein provided, the Board may, in its sole discretion, determine not to adopt the Omnibus Incentive Plan without further approval of the shareholders of the Company.”

To be adopted, this resolution is required to be passed by a simple majority of Shareholder votes cast in person or by proxy at the Meeting. If Shareholders do not approve the Omnibus Incentive Plan, the Current Plan will continue to be in effect. The Board unanimously recommends that Shareholders vote in favour of the Omnibus Incentive Plan Resolution. The persons designated as proxyholders in the accompanying Instrument of Proxy (absent contrary directions) intend to vote FOR the Omnibus Incentive Plan Resolution.

Approval of Consolidation

The Company proposes to consolidate the issued and outstanding Shares by a ratio in the range of up to 10:1 (the “Consolidation”). If the Consolidation is approved by Shareholders, the exact ratio within the range will be determined and approved by the Board.

The Consolidation is being proposed in connection with the Company’s intended cross-listing on the Nasdaq Stock Market. Prior to listing, the Company’s listing application must be approved by Nasdaq, and the Consolidation is intended to increase the quoted price per share of the Shares to satisfy the Nasdaq’s initial listing requirements which include, among other things, a minimum bid price of US$4 per share. However, there can be no assurance the Company’s listing application will be approved or that the Company will satisfy the required listing conditions in a timely manner, or at all.

Any fractional Share resulting from the Consolidation will be rounded either up or down to the next highest or lowest number of the whole post-Consolidation Share, as the case may be.

As at October 15, 2025, 365,384,489 Shares were issued and outstanding. Assuming completion of the Consolidation on a 10:1 ratio and that there are no other changes to the Company’s share capitalization prior to the record date for the Consolidation, the number of Shares issued and outstanding will be approximately 36,538,448.

Assuming completion of the Consolidation, holders of physical share certificates of the Company will be required to complete and return a letter of transmittal which will be mailed to such holders to the Company’s transfer agent, Computershare Investor Services Inc., in order to receive their post-Consolidation Shares. Shareholders whose shares are represented by a direct registration system statement will automatically receive their post-Consolidation shares without any further action. Shareholders who hold their shares through an intermediary are encouraged to contact their intermediaries if they have any questions.

Shareholders are being asked to consider and, if thought advisable, approve an ordinary resolution of the Company to approve the Consolidation Resolution, subject to such amendments, variations or additions as may be approved at the Meeting, in order to effect the Consolidation. The Consolidation must be approved by a simple majority of Shareholder votes cast in person or represented by proxy at the Meeting. Notwithstanding the foregoing, even if the Consolidation is approved by Shareholders at the Meeting, the Board may elect not to proceed with the Consolidation, in its sole discretion. Completion of the Consolidation is also subject to the acceptance of the TSXV.

Consolidation Resolution

The complete text of the resolution, with or without variation, to be placed before the Meeting authorizing the adoption of the Consolidation (the “Consolidation Resolution”) will be substantively as follows:

“BE IT HEREBY RESOLVED as an ordinary resolution of the Company that:

1.	The Company is hereby authorized to consolidate the issued and outstanding common shares in the capital of the Company (the “Common Shares”) by a ratio in the range of up to 10:1, with such ratio to be determined and approved by the board of directors of the Company and such consolidation to be effective as of the date to be determined by board of the directors of the Company (the “Consolidation”).

2.	In the event the Consolidation would otherwise result in the issuance of a fractional Common Share, no fractional Common Share shall be issued and any fractional Common Share interest of 0.50 or higher will be rounded up to one whole Common Share and any fractional Common Share interest of less than 0.50 will be cancelled.

3.	Any one director or officer of the Company is hereby authorized to fix the record date for determining the holders of Common Shares eligible to have their Common Shares consolidated, and only such shareholders of record on the date so fixed shall be entitled to have their Common Shares consolidated.

4.	Notwithstanding that this resolution has been passed by the holders of the Common Shares of the Company, the directors of the Company, at their sole discretion, are hereby authorized and empowered without further notice to, or approval of, such shareholders, to determine not to proceed with the Consolidation at any time prior to the completion of the Consolidation.

5.	Any one officer and director of the Company is hereby authorized for and on behalf of the Company to execute and deliver all such instruments and documents and to do all such acts and things as may be necessary to effect to this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”

To be adopted, this resolution is required to be passed by a simple majority of Shareholder votes cast in person or by proxy at the Meeting. The Board unanimously recommends that Shareholders vote in favour of the Consolidation Resolution. The persons designated as proxyholders in the accompanying Instrument of Proxy (absent contrary directions) intend to vote FOR the Consolidation Resolution.

Additional Information

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Company at 604-569-1609 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR+.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DATED this 15th day of October, 2025.

APPROVED BY THE BOARD OF DIRECTORS

“Arturo Prestamo Elizondo”
Arturo Prestamo Elizondo
Chief Executive Officer, Executive Chairman and a Director

Schedule “A”

Change of Auditor Reporting Package

Schedule “B”

Omnibus Incentive Plan